UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Metalla Royalty & Streaming Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State or other jurisdiction of in Company or organization)	(I.R.S. Employer Identification No.)

543 Granville Street Suite 501 Vancouver BC	V6C 1X8
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Common shares, no par value	Name of each exchange on which each class is to be registered NYSE American LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box [   ]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box [   ]

Securities Acty registration statement or Regulation A offering statement file number to which this form relates: ________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered None

Item 1. Description of Registrant's Securities to be Registered

Common Shares

The authorized share capital of Metalla Royalty & Streaming Ltd. (the "Registrant") consists of an unlimited number of Common Shares without par value and without special rights or restrictions attached. The holders of Common Shares are entitled to vote at meetings of the shareholders of the Registrant, to receive dividends that are declared by the Board of Directors of the Registrant and to receive such assets of the Registrant as may be distributable to the holders of Common Shares. The Registrant has only one class of voting shares. As of December 17, 2019, 33,811,175 Common Shares were issed and outstanding.

The power to allot and issue shares is conferred upon the Board of Directors of the Registrant. The Registrant may from time to time amend its Articles to add, change or remove any provision that is permitted by the Business Corporations Act (British Columbia) (the "BCBCA"). By ordinary resolution of the shareholder (being a simple majority), the Registrant may: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Registrant is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Registrant is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Registrant is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (d) alter the identifying name of any of its shares; or (e) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA. By resolution of the Board of Directors and without shareholder approval, the Registrant may subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Registrant, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Registrant's Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Registrant are entitled to receive on a pro rata basis the net assets of the Registrant after payment of debts and other liabilities. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

With the exception of the potential effect of the ability of the Board of Directors to issue an unlimited number of Common Shares issuable in series, there is no provision in the Registrant`s Articles that would have an effect of delaying, deferring or preventing a change in control.

On December 17, 2019, the Registrant effected a consolidation of its Common Shares on the basis of one new share for four old shares (1:4).  Each four (4) Common Shares issued and outstanding at the effective time of the consolidation were consolidated into one Common Share.  Each shareholder's percentage ownership in the Registrant and proportional voting power remained unchanged after the share consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares. No fractional shares were issued as a result of the share consolidation.  Fractional interests of 0.5 or greater were rounded up to the nearest whole number of shares and fractional interests of less than 0.5 were rounded down to the nearest whole number of shares, in accordance with the BCBCA.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident holders of Common Shares. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties, or other payments to non-resident holders of the Registrant's Common Shares, except as discussed below under "Taxation".

Constraints

Except as provided in the Investment Canada Act (Canada) (the "Investment Canada Act"), there are no limiations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia or in the Company's charter documents. The Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the minister responsible for the Investment Canada Act. The acquisition of one-third or more of the voting shares of the Registrant would give rise to a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Registrant would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition, or require the divestiture of, any investment in the Registrant by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to persons who hold, as beneficial owners, Common Shares of the Registrant and who, at all relevant times, for the purposes of the Tax Act: (i) is not (and is not deemed to be) resident in Canada, (ii) hold the Common Shares as capital property, (iii) deals at arm's length with the Registrant, (iv) is not affiliated with the Registrant, and (v) does not, and is not deemed to, use or hold the Common Shares in or in the course of carrying on a business in Canada, all within the meaning of the Tax Act (a "Non-Resident Holder"). The Common Shares will generally be considered to be capital property to a Non-Resident Holder unless the Non-Resident Holder holds or uses the Common Shares, or is deemed to hold or use the Common Shares, in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act (the "Tax Proposals") which have been publicly announced by the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-U.S. Tax Convention (the "Treaty"), and counsel's understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") which have been made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as proposed, and does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by way of judicial, legislative, or governmental decision or action, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may different signficiantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all, or that legislative, judicial, or administrative changes will not modify or change the statements expressed herein.

This summary does not take into account the potential effect of the Multilateral Convention to Implement Tax Treaty Related Meatures to Prevent Base Erosion and Profit Shifting (the "MLI"). On August 29, 2019, Canada deposited its instrument of ratification with the Depositary of the MLI, and the MLI entered into force in Canada on December 1, 2019. Where applicable, the MLI provides that a benefit under an applicable tax treaty or convention with Canada (such as a reduced rate of Canadian withholding tax) shall not be granted in respect of an item of income or capital (including dividends) if it is reasonable to conclude, having regard to all relevant facts and circumstances, that obtaining the benefit was one of the principal purposes of any arrangement or transaction that resulted directly or indirectly in that benefit, unless it is established that granting that benefit in the circumstances would be in accordance with the object and purpose of the relevant provisions of the tax treaty or convention. Where applicable, the MLI may also limit or deny other benefits under applicable tax treaties or conventions with Canada in other circumstances, including to a resident of another jurisdiction unless that resident is a "qualified person" as defined in the MLI. The MLI applies to Canada's tax treaties and conventions with countries which have also deposited their instruments of ratification with the Depositary and which have mutually indicated that their treaties or conventions with Canada will be covered by the MLI. As of the date hereof, the United States has not ratified the MLI.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to Non-Resident Holders in connection with their Common Shares. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal business, or income tax advice to any particular Non-Resident Holder. All Non-Resident Holders should consult their own income tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances.

Dividends

Subject to an applicable tax treaty or convention and the MLI, if applicable, a dividend paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Treaty to 15% if the beneficial owner of such dividend is a Non-Resident Holder who, for purposes of the Treaty, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Treaty (a "U.S. Holder"). This rate is generally further reduced to 5% if such U.S. Holder is a company beneficially owning at least 10% of the Registrant's voting shares. The Registrant will be required to withhold the applicable amount of tax from each such dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of such Non-Resident Holder.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, as long as the Common Shares are then listed on a designated stock exchange (which currently includes the NYSE American), the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with which the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of the capital stock of the Registrant; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada; (b) "Canadian resource properties"; (c) "timber resource properties"; and (d) options in respect of, or interests in, or civil law rights in, any property described in (a) to (c) (as such terms are defined in the Tax Act), whether or not such property exists. The Tax Act may also deem the Common Shares to be taxable Canadian property in certain circumtances.

Pursuant to the Treaty, the Common Shares of a U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Common Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources, and other natural resources, and rights to amounts computed by reference to the amount or value of production from such resources.

If Common Shares are taxable Canadian property of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, generally, one half of any capital gain (a "taxable capital gain") realized by such Non-Resident Holder must be included in the Non-Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by such Non-Resident Holder (an "allowable capital loss") must generally be deducted from taxable capital gains realized by the Non-Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

Non-Resident Holders whose Common Shares may be "taxable Canadian property" should consult their own advisors.

Item 2. Exhibits

Exhibit No.	Description
2.1 (1)	Articles of Metalla
2.2 (1)	Notice of Articles
2.3 (1)	Form of Common Share Certificate

(1) Incorporated by reference to the Registrant's Registration Statement on Form 40-F (File No. 000-56061) on May 30, 2019

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on December 17, 2019.

METALLA ROYALTY & STREAMING LTD.
By:	/s/ Brett Heath
Name: Brett Heath Title: President and Chief Executive Officer